SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2009
-----------------

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from        to
--------  --------

Commission file number   1-87
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A.  Full title of the plan and the address of the plan, if
different from that of the issuer named below:

EASTMAN KODAK EMPLOYEES’
SAVINGS AND INVESTMENT PLAN

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN KODAK COMPANY
343 STATE STREET
ROCHESTER, NEW YORK 14650

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBIT
DECEMBER 30, 2009

		Page No.
(a)	Financial Statements

	Report of Independent Registered Public Accounting Firm	3
	Statements of Net Assets Available for Benefits	4
	Statement of Changes in Net Assets Available for Benefits	5
	Notes to Financial Statements	6-13

(b)	Schedule *

	Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)	14-18

(c)	Signature	19

(d)	Exhibit (23.1) Consent of Independent Registered Public Accounting Firm

*Prepared in accordance with the filing requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  Other Schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings and Investment
Plan Committee and the Participants of
Eastman Kodak Employees’ Savings
and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Eastman Kodak Employees’ Savings and Investment Plan (the Plan) as of December 30, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 30, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eastman Kodak Employees’ Savings and Investment Plan as of December 30, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The schedule of assets (held at end of year) as of December 30, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Insero & Company CPAs, P.C.

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 21, 2010

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	As of December 30,
	2009	2008

ASSETS
Investments at Fair Value (including securities on loan of $1,292,983 and $1,281,996 in 2009 and 2008, respectively)	$6,602,926	$6,065,357
Loans to Participants	26,060	27,670
Cash	-	1,322
Restricted Collateral for Loaned Securities	1,320,972	1,304,909

Receivables:
Dividends and Interest	16,615	18,796
Employer Contributions	-	793
Securities Sold	3,315	-
Other Receivables	158	-
Total Assets	$7,970,046	$7,418,847

LIABILITIES
Accounts Payable and Accrued Expenses	$3,167	$5,569
Payable for Collateral on Loaned Securities	1,320,972	1,304,909
Total Liabilities	1,324,139	1,310,478

Net Assets Available for Benefits at Fair Value	6,645,907	6,108,369

Adjustment from Fair Value to Contract Value for Interest in Fully Benefit-Responsive Investment Contracts	(96,311)	46,552

Net Assets Available for Benefits	$6,549,596	$6,154,921

(See accompanying notes to financial statements)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

For the fiscal year ended December 30, 2009

ADDITIONS:
Interest and Dividends	$207,585
Net Appreciation in Fair Value of Investments	460,591
Participants’ Contributions	73,959
Participants’ Rollover Contributions	163,032
Total Additions	905,167

DEDUCTIONS:
Benefits Paid to Participants	(508,008)
Administrative Expenses	(2,484)

Total Deductions	(510,492)

Net Increase in Net Assets Available for Benefits	394,675

Net Assets Available for Benefits at Beginning of Year	6,154,921
Net Assets Available for Benefits at End of Year	$6,549,596

(See accompanying notes to financial statements)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2009 and 2008

NOTE 1:  DESCRIPTION OF PLAN

General

The Eastman Kodak Employees’ Savings and Investment Plan (the Plan or SIP) is a defined-contribution plan of a controlled group of corporations consisting of Eastman Kodak Company and certain subsidiaries operating in the United States (Kodak, the Company, or Plan Sponsor).  The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended.

Eligibility

Regular full-time, regular part-time, supplementary or conditional employees of the Company are eligible to participate in the Plan upon date of hire.  Other Kodak employees, ambassadors, co-ops and special program employees, as defined by the Plan, are not eligible to participate in the Plan.

Contributions

The Plan includes a salary reduction provision allowing eligible Kodak participants to defer up to a certain percentage of eligible compensation as defined in the Plan.  The maximum deferral for Plan years 2009 and 2008 was limited to 75% of the aggregate of eligible salary and certain related incentive compensation, but not more than the statutory dollar limit.  Participants direct the investment of their contributions in 1% increments into various investment options offered by the Plan, which include retirement trusts, core funds, and self-directed brokerage accounts.  Participants can invest in mutual funds through the self-directed brokerage account.  Participants are eligible to make transfers between investment funds on a daily basis.  Effective January 1, 2000, the Company began to match SIP contributions for an amount up to 3% of wages for employees who contributed up to 5% of their wages to SIP and who also participated in the Cash Balance Plus portion of the Kodak Retirement Income Plan.  Effective January 1, 2009, the Company suspended its matching contributions.  Effective January 1, 2010, the Company reinstated the matching contributions.  Company match funds cannot be used for loans or hardship withdrawals.

Vesting

Participants are vested immediately in their contributions, Company matching contributions, and actual earnings.

Loans

The Plan allows a participant to borrow from their account balance provided that the aggregate of the participant’s outstanding loans will not exceed the lesser of: 1) $50,000 less the highest outstanding loan balance during the previous 12 months, or 2) 50% of the current value of the participant’s account balance.  A new loan must be at least $1,000 and repaid over a period not to exceed five years from the date of the loan.  In accordance with the Plan provisions, the rate of interest is fixed at the discretion of the Plan Administrator at rates that are commensurate with the prime rate.

Payment of Benefits

Benefit payments are made upon retirement, death, disability or other termination of employment.  The Plan also provides for in-service withdrawals by participants including obtaining age 59 ½ and for hardships.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions, if applicable, and an allocation of Plan earnings or losses, and charged with the participant’s withdrawals and with an allocation of administrative expenses.  Allocations are based on participant account balances, as defined by the Plan Document.

Plan Termination

While the Company expects to continue the Plan, it has the right to discontinue contributions and amend or terminate the Plan at any time, for any reason.  In the event that contributions to the Plan are discontinued, BNY Mellon Financial Corporation (Plan Trustee) will continue to administer the Trust.  In the event of the termination of the Trust as a result of or incident to termination of the Plan, the participants will be paid in accordance with the provisions of the Plan and ERISA.

Administrative Expenses

The Plan is administered by The Savings and Investment Plan Committee (SIPCO), which is the Plan Administrator and named fiduciary.  The Trust is administered by BNY Mellon Financial Corporation (the Trustee).  The record keeper is T. Rowe Price Retirement Plan Services, Inc. (T. Rowe Price).

Each participant in the Plan is charged a flat annual fee for Plan recordkeeping and other administrative expenses.  The fee is charged monthly to each participant’s account.  Additional fees are charged to individual participants for various services provided by the Plan’s record keeper.  The Company pays administrative expenses to the extent they are not paid by the Plan.

NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan operates on a fiscal year ending December 30.

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Loans to Participants

Loans to participants are valued at amortized cost.

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investments as well as the adjustment of the investments from fair value to contract value relating to fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis relative to fully benefit-responsive investment contracts.  The Plan’s fixed income fund, which includes guaranteed investment contracts (GICs) and synthetic investment contracts (SICs), is fully benefit-responsive.

Investment Valuation and Income Recognition

The fair values of the Plan’s GICs are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  Individual assets of the Plan’s SICs are valued at fair values.  The fair value of the Plan’s  wrap contract for its SIC is determined using the market approach discounting methodology which incorporates the difference between current market level rates for the contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted based on current yields of similar instruments with comparable durations as of period end.

Interests in common/collective trust (pooled) funds reflect fair values based on the unit prices quoted by the funds, representing the fair values of the underlying investments.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 30.  Current values of all other investments are based upon active market quotations on national exchanges, if available, at December 30, or, if not available, upon amounts believed by the Plan Administrator to be realizable at that time.

The net appreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits reflects both realized and unrealized gains and losses at fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Reclassification of Prior Year Amounts

A reclassification of prior year financial information has been made to conform to the current year presentation.  The reclassification had no effect on net assets as of December 30, 2008.

NOTE 3:  RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate, credit, and market volatility.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could have a material effect on participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 4:  SECURITIES LENDING PROGRAM

The Plan participates in a securities lending program with the Trustee.  The program allows the Trustee to loan securities, which are assets of the Plan, to approved Borrowers.  The Trustee requires Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan.  The collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign securities borrowed.  The Plan bears the risk of loss with respect to the unfavorable change in fair value of the invested cash collateral.  However, the Borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral.  In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities.  In each case, the Trustee would apply the proceeds from the collateral to make the Plan whole.

The fair value of the securities on loan to Borrowers at December 30, 2009 and 2008 was $1,293.0 million and $1,282.0 million, respectively.  The Plan received cash collateral of $1,320.7 million and $1,189.6 million for securities on loan at December 30, 2009 and 2008, respectively, and $0.3 million and $115.3 million of non-cash collateral for securities on loan at December 30, 2009 and 2008, respectively.  Non-cash collateral consists of U.S. government issues and letters of credit.  A portion of the income generated from invested cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a lending agent.  Securities lending income allocated to the Plan amounted to $4.0 million for 2009.  Securities lending income allocated to the Trustee amounted to $1.3 million for 2009.  The Plan has agreed to indemnify the Trustee for recent losses incurred on behalf of the Plan by allocating all securities lending income not remitted to the Borrowers for approximately two years to the Trustee.

The Plan reinvests the cash collateral into various securities.  The market value of the underlying investments in the cash collateral pool was approximately $1,304.9 million at December 30, 2009.  If the Plan were to terminate the securities lending program as of the Plan year end, there would be a shortfall in the amount of $15.8 million between the cash collateral required to be returned to the Borrowers and the market value of the investments in the cash collateral pool.  The Plan recognized $14.1 million of this shortfall in invested cash collateral as an asset impairment in the Fixed Income Fund as a result of certain assets experiencing a permanent decline in market value and being deemed by management as not fully recoverable.  The Plan has no current intentions to terminate the securities lending program.

NOTE 5:  INVESTMENT CONTRACTS

The Fixed Income Fund held the following GICs as of December 30, 2009:

Issuer	Contract Rate	Maturity Date

Metropolitan Life Insurance Co.	7.60%	07/01/10
John Hancock Mutual Life	6.79%	07/05/11

The GIC issuer maintains the contributions in the respective general accounts and is contractually obligated to repay the principal and a specified guaranteed interest rate.  There are no reserves against contract value for credit risk.  The crediting interest rate is a fixed contractual rate.

The Fixed Income Fund also held the following SICs as of December 30, 2009:

Issuer/Wrapper	Inception Date

Commonwealth General Corp (AEGON)	2001
JP Morgan Chase	2001
State Street Bank & Trust	2004
Pacific Life Insurance Company	2008

A SIC is a wrap contract paired with an underlying investment portfolio, owned by the Fixed Income Fund, of fixed income securities.  Interest rates on the SICs are generally reset quarterly by the issuer. Investment gains and losses are amortized over the duration of the contract in the calculation of the interest rate credited to participants.  The issuers of the wrap contracts provide assurance that future adjustments to the crediting rate cannot result in a rate less than zero.  The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses (defined as the difference between the market value and contract value).  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events could limit the ability of the Plan to transact at contract value with the GIC or SIC.  Such events include the following: (i) amendments to the Plan Documents (including complete or partial Plan termination or merger with another plan); (ii) distribution of participant communication intended or designed to induce participants to make withdrawals from the Plan, not to transfer funds to the investment or to transfer funds out of the investment; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. closing of a unit, plant or facility, the sale, spin-off or merger of a subsidiary or division of the Plan sponsor, a merger or consolidation of the Plan with another plan or a spin-off of a portion of the assets of the Plan to another plan, a group termination or layoff by the Plan sponsor) which cause a significant withdrawal from the Plan that would detrimentally impact the issuer; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GICs do not permit the issuers to terminate the contracts prior to the scheduled maturity dates.  However, the SICs generally impose conditions on both the Plan and the issuer.  The issuer may elect to terminate a contract if an event of default occurs by the Plan and is not cured.  Such events include the following: (i) failure to pay an amount due to the issuer; (ii) failure to comply with or perform any material obligation; (iii) a material misrepresentation; (iv) termination of the Plan; or (v) failure of the Plan to qualify under the Internal Revenue Code.  The Plan may elect to terminate the contract if an event of default occurs by the issuer and is not cured.  Such events include the following: (i) failure to pay an amount owed by the issuer; (ii) failure to comply with, or perform any material obligation; (iii) a material misrepresentation; or (iv) the insolvency of the issuer.

The terms of a SIC generally provide for settlement of payments upon termination of the contract or total liquidation of the covered investments.  Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer.  Contract termination occurs whenever the contract value or market value of the covered investments reach zero or upon certain events of default.  If a contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination.  If a contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.  Contract termination also may occur by either party upon election and notice.

Average yields for the GICs and SICs, all of which are fully benefit-responsive, are as follows:

Average yields for GICs and SICs	2009	2008
Based on actual earnings	3.12%	4.98%
Based on interest rate credited to participants	4.49%	5.06%

NOTE 6:  FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued authoritative guidance establishing a comprehensive framework for measuring fair value and expanding disclosures about fair value measurements.  Specifically, this guidance sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.  The levels within the hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.
•	Level 3 inputs are unobservable inputs.

This guidance, which was incorporated into Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurements and Disclosures,” was adopted by the Plan for financial assets and liabilities as of January 1, 2008.  There was no significant impact on the Plan’s Financial Statements as a result of these adoptions.

The following table sets forth financial assets measured at fair value in the Statement of Net Assets Available for Benefits and the respective levels to which the fair value measurements are classified within the fair value hierarchy as of December 30, 2009 and 2008:

(in thousands)	Total As of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs
Description	December 30, 2009	(Level 1)	(Level 2)	(Level 3)

Financial Assets
Common/collective trusts	$1,710,058	$-	$1,710,058	$-
Fixed income fund - U.S. government securities	1,818,091	-	1,818,091	-
Fixed income fund - Corporate debt instruments	1,843,001	-	1,843,001	-
Fixed income fund - Other investments	58,023	-	58,023	-
Fixed income fund - Common collective trust	325,561	-	325,561	-
Fixed income fund - Liabilities for pending settlements	(27,227)	-	(27,227)	-
Fixed income fund - Group annuity contracts	598,682	-	-	598,682
Fixed income fund - NISA/AEGON (Wrapper)	4,862	-	-	4,862
Mutual funds	249,796	249,796	-	-
Common stock	22,079	22,079	-	-
Total	$6,602,926	$271,875	$5,727,507	$603,544

(in thousands)	Total As of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs
Description	December 30, 2008	(Level 1)	(Level 2)	(Level 3)

Financial Assets
Common/collective trusts	$1,170,597	$-	$1,170,597	$-
Fixed income fund - U.S. government securities	1,836,338	-	1,836,338	-
Fixed income fund - Corporate debt instruments	2,013,302		2,013,302	-
Fixed income fund - Other investments	216,846		216,846	-
Fixed income fund - Common collective trust	88,251		88,251	-
Fixed income fund - Liabilities for pending settlements	(71,334)		(71,334)	-
Fixed income fund - Group annuity contracts	563,144		-	563,144
Fixed income fund - NISA/AEGON (Wrapper)	16,863		-	16,863
Mutual funds	209,846	209,846	-	-
Common stock	21,504	21,504	-	-
Total	$6,065,357	$231,350	$5,254,000	$580,007

The table below sets forth a summary of the changes in the fair values of the Plan’s level 3 investment assets for the year ended December 30, 2009:

	Level 3 Assets for the Year Ended December 30, 2009
(in thousands)	Group Annuity Contracts	NISA/AEGON (Wrapper)

Balance, December 31, 2008	$563,144	$16,863
Unrealized gains (losses)	(970)	(12,001)
Purchases, sales, issuances, and settlements, net	36,508	-
Balance, December 30, 2009	$598,682	$4,862

NOTE 7:  NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

Net appreciation (depreciation) in fair value of investments for the fiscal year ended on December 30, 2009 is:

(in thousands)

Eastman Kodak Company Common Stock	$(4,762)
Interest in Common Collective Trust Funds	398,934
Mutual Funds	66,134
Other	285
$460,591

NOTE 8:  SIGNIFICANT INVESTMENTS

The following table represents investments having a fair value equal to or greater than 5% of net assets available for benefits at December 30:

			Fair
	Maturity	Interest	Value
Investment	Date	Rate	(in thousands)

2009

John Hancock Mutual Life Ins. GIC	7/5/2011	6.79%	$ 491,090

2008

John Hancock Mutual Life Ins. GIC	7/5/2011	6.79%	$ 460,365

NOTE 9:  FEDERAL INCOME TAX STATUS

In November 2002, the Plan received a favorable tax determination letter from the Internal Revenue Service (IRS) in which the IRS stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving such letter.  The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 10:  RELATED PARTY TRANSACTIONS

During 2009 and 2008, certain Plan investments were shares of mutual funds and institutional trust funds managed by T. Rowe Price.  T. Rowe Price Retirement Plan Services, Inc. has been the record keeper since January 1, 2002; therefore, these transactions constitute related party transactions.  Fees paid by the Plan to T. Rowe Price for recordkeeping and administrative services amounted to approximately $2.2 million for the fiscal year ended December 30, 2009.

The Kodak Stock Fund and the Fixed Income Fund hold small amounts of cash invested in short-term investments.  BNY Mellon Trust, the parent of the Plan Trustee, manages these short-term investments; therefore, these transactions constitute related party transactions.

The Plan allows participants to invest in Company stock through the Kodak Stock Fund.  At December 30, 2009 and 2008, the Plan held Kodak stock with a fair value of $22.1 million (5,082 shares) and $21.5 million (3,397 shares), respectively.  During the year ended December 30, 2009, the Plan purchased shares in the Fund in the amount of $48.5 million, sold shares in the Fund in the amount of $43.1 million, and had net depreciation in the Fund in the amount of $5.1 million.

Participant loans also constitute related party transactions.

NOTE 11:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of amounts from the Plan financial statements to the Plan’s Form 5500 at December 30:
(in thousands)

	2009	2008

Net Assets Available for Benefits (per the Financial Statements)	$6,549,596	$6,154,921

Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts	96,311	(46,552)

Net Assets Available for Benefits (per the Form 5500)	$6,645,907	$6,108,369

Net Increase in Net Assets Available for Benefits (per the Financial Statements)	394,675

Change in adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts	142,863

Net Income (per the Form 5500)	$537,538

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2009
(in thousands)

	Maturity	Interest	Current
Description	Date	Rate	Value

	FIXED INCOME FUND

Group Annuity Contracts:
JOHN HANCOCK MUTUAL LIFE INSURANCE CO	07/05/11	6.7900%	$ 491,090
METROPOLITAN LIFE INSURANCE CO	07/01/10	7.6000%	107,592
			$ 598,682

Investment Contract:
NISA/AEGON (WRAPPER)		3.7200%	$ 4,862

U.S. Government Securities:
FEDERAL FARM CR BKS CONS SYS	12/06/10-08/25/11	3.7500%-3.8750%	$ 9,822
FEDERAL HOME LN BKS CONS BD	04/30/10-10/10/12	1.6250%-5.7500%	99,058
FEDERAL HOME LN MTG CORP	12/15/11-09/21/12	1.1250%-2.1250%	25,207
FEDERAL HOME LN MTG CORP DEBS	7/12/10-01/15/12	4.1250%-6.8750%	20,043
FEDERAL HOME LN MTG CORP MTN	10/25/12	4.6250%	9,244
FEDERAL HOME LN MTG CORP NTS	04/18/11-12/21/12	4.1250%-5.2500%	8,464
FEDERAL HOME LN MTG CORP REF	04/26/11-03/23/12	1.6250%-2.1250%	13,228
FEDERAL NATL MTG ASSN	11/15/11-08/10/12	1.0000%-5.3750%	22,766
FEDERAL NATL MTG ASSN DEBS	01/15/10-09/15/12	4.3750%-7.2500%	72,137
FEDERAL NATL MTG ASSN CAP DEB	10/09/19	ZERO CPN	4,011
FEDERAL NAT MTG ASSN MTN	04/20/12	1.8750%	10,156
FHLMC REFERENCE NT	09/15/11	5.5000%	14,735
FHLMC MULTI-CLASS MTG 3128 BA	01/15/24	5.0000%	1,600
FHLMC MULTI-CLASS MTG 3152 DA	09/15/25	6.0000%	1,014
FHLMC MULTI-CLASS MTG 3216 MA	04/15/27	6.0000%	732
FNMA GTG REMIC P/T 06-51 PA	02/25/30	5.5000%	1,403
U.S. TREASURY BONDS	02/28/10-2/15/31	0.7500%-5.3750%	1,504,471
Total U.S. Government Securities			$ 1,818,091

Corporate Debt Instruments:
ABBOTT LABORATORIES NT	11/30/17	5.6000%	$ 4,063
AEP TEX CENT TRANS 06-A CL A2	07/01/13	4.9800%	2,198
AEP TEX CENT TRANS 06-A CL A3	07/01/15	5.0900%	779
AEP TEX CENT TRANS 06-A CL A4	01/01/18	5.1700%	3,316
AEP TEX CENT TRANSITION TR A-1	01/01/10	4.9800%	314
AEP TEX NORTH CO SR NT	03/01/13	5.5000%	322
AETNA INC NEW SR NT	12/15/37	6.7500%	367
AETNA INC SR NT	06/15/36	6.6250%	341
AFRICAN DEVELOPMENT BANK	11/23/11	1.0000%	3,630
AGILENT TECHNOLOGIES INC	09/14/12	4.4500%	1,706
AGRIBANK FCB	07/15/19	9.1250%	2,686
ALCOA INC NT	02/23/19	5.7200%	2,022
ALCOA INC NT	02/23/22	5.8700%	3,861
ALLSTATE CORP	05/16/19	7.4500%	370
ALLSTATE CORP DEBS	05/15/38	6.9000%	1,157
ALLSTATE CORP SR NT	05/09/35	5.5500%	1,438
ALLTEL CORP SR NT	07/01/12	7.0000%	2,188
ALTRIA GROUP INC NT	11/10/38	9.9500%	568
ALTRIA GROUP INC NT	11/10/18	9.7000%	3,011
ALTRIA GROUP INC NT	08/06/19	9.2500%	6,304
ALTRIA GROUP INC GTD NT	02/06/39	10.2000%	3,691
AMEREN UN ELEC SR SECD NT	08/01/37	5.3000%	2,203
AMERICA MOVIL S A DE C V SR NT	01/15/15	5.7500%	1,763
AMERICA MOVIL S A DE DV SR NT	03/01/35	6.3750%	1,651
AMERICAN EXPRESS CO	05/20/19	8.1250%	4,299
AMERICAN EXPRESS CENTURION BK	06/12/17	5.9500%	3,133
AMERICAN EXPRESS CO NT	03/19/18	7.0000%	251
AMERICAN EXPRESS CR CORP MTN	08/20/13	7.3000%	923
AMERICAN EXPRESS CR 06-2 144A	01/15/14	5.6500%	3,611
AMERICAN GEN CORP SR NT	02/15/29	6.6250%	385
AMERICAN HOME PRODS CORP NT	03/15/11	STEP	2,091
AMERICAN INTL GROUP INC 144A	08/15/18	8.2500%	1,582
AMERICAN TRANSMISSION SYS 144A	01/15/22	5.2500%	517
AMERIQUEST MTG SECS INC 03-IA1	11/25/33	4.9650%	1,434
AMERISOURCEBERGEN CORP	11/15/19	4.8750%	673
AMGEN INC SR NT	06/01/17	5.8500%	1,112
AMGEN INC SR NT	06/01/37	6.3750%	1,313
ANHEUSER-BUSCH INBEV WOR	10/15/12	3.0000%	4,501
ANZ NATIONAL (INTL) LTD	12/21/12	2.3750%	3,588
AOL TIME WARNER INC NT	05/01/12	6.8750%	1,667
APACHE CORP DEB	07/01/19	7.6250%	3,093
ARCELORMITTAL SA LUXEMBOURG NT	06/01/18	6.1250%	3,123
ASSURANT INC SR NT	02/15/14	5.6250%	556
ASSURANT INC SR NT	02/15/34	6.7500%	1,396
ASTRAZENECA PLC NT	09/15/17	5.9000%	1,133
ASTRAZENECA PLC NT	09/15/37	6.4500%	627
AT & T INC GLOBAL NT	02/01/18	5.5000%	7,466
AT&T BROADBAND CORP NT	03/15/13	8.3750%	8,349
AT&T WIRELESS SVCS INC SR NT	05/01/12	8.1250%	1,231
AT&T WIRELESS SVCS INC SR NT	03/01/31	8.7500%	3,456
AT&T WIRELESS SVCS INC SR NT	03/01/11	7.8750%	6,610
ATLANTIC CITY 03-1 A2	10/20/16	4.4600%	747
ATLANTIC CITY ELEC 02 1 A4	10/20/23	5.5500%	2,330
AVALONBAY CMNTYS MTN #TR00009	03/15/13	4.9500%	2,980
BA CR CARD TR 2006-16 NT CL A	05/15/13	4.7200%	2,583
BA CR CARD TR 07-A1 CL A1	06/15/19	VAR RT	5,278
BA CR CARD TR 08-9 CL A	07/16/12	4.0700%	3,068
BAE SYS HLDGS INC GTD NT 144A	08/15/15	5.2000%	1,101
BANC AMER COML MTG 06-4 A3A	08/10/13	VAR RT	2,045
BANC AMER COML 07 4 CL A-SB	01/10/17	5.7060%	3,338
BANK AMER CORP MEDIUM TERM NTS	06/15/12	3.1250%	5,819
BANK AMER CORP SR NT	12/01/17	5.7500%	9,320
BANK AMER CORP SR NT	08/15/11	5.3750%	2,785
BANK AMER CORP MTN SER L	04/30/12	2.1000%	4,580
BANK AMER CORP SUB NT	09/15/37	6.5000%	797
BANK AMER CORP SUB NT	01/15/11	7.4000%	710
BANK AMER N A CHARLOTTE N C	03/15/17	5.3000%	10,834
BANK AMERICA CORP SUB NTS	10/15/11	7.1250%	676
BANK NEW YORK INC MEDIUM TERM	08/27/13	5.1250%	1,100
BANK NEW YORK INC MEDIUM TERM	04/01/13	4.5000%	4,974
BANK ONE CORP SUB NT	01/30/13	5.2500%	998
BARCLAYS BANK PLC	05/22/19	6.7500%	4,510
BARCLAYS BANK PLC	07/10/14	5.2000%	816
BARRICK AUSTRALIA FINANCE 144A	10/15/39	5.9500%	521
BARRICK GOLD FINANCECO LLC GTD	09/15/13	6.1250%	3,841
BARRICK NORTH AMER FIN LLC GTD	09/15/18	6.8000%	1,380
BAYVIEW FINL MTG LN TR 04-A A	02/28/44	VAR RT	822
BAYVIEW FINL SECS 05-2 CL AF2	02/28/45	5.1400%	1,034
BEAR STEARNS COML 06-PW13 A3	09/11/41	5.5180%	2,250
BEAR STEARNS 07-PW 16 CL A-AB	06/11/40	VAR RT	3,876
BEAR STEARNS COS INC MTN	08/10/12	6.9500%	4,499
BEAR STEARBS COS INC SR NT	02/01/12	5.3500%	2,173
BEAR STEARNS COS INC SR NT	10/02/17	6.4000%	566
BELLSOUTH CORP DEB	06/15/34	6.5500%	1,286
BELLSOUTH CORP DEB	06/15/34	6.5500%	2,227
BELLSOUTH TELECOM STEP UP	12/15/95	6.6500%	1,670
BELLSOUTH TELECOMMUNICATIONS BNDS	06/01/28	6.3750%	851
BHP BILLITON FIN USA LTD GTD	03/29/17	5.4000%	2,231
BLACKROCK INC	12/10/14	3.5000%	1,930
BLACKROCK INC	12/10/12	2.2500%	669
BMWLT 2009-1 A3	03/15/12	2.9100%	1,325
BMW VEH OWNER TR 06-A CL A4	08/25/11	5.0700%	1,794
BOEING CAP CORP SR NT	03/01/11	6.1000%	1,390
BP CAP MKTS PLC GTD NT	11/07/13	5.2500%	5,691
BURLINGTON NORTHN SANTA FE	03/15/29	6.7500%	705
BURLINGTON NORTHN SANTA FE	06/01/36	7.2900%	565
BURLINGTON NORTHN SANTA FE COR	05/01/17	5.6500%	1,752
BURLINGTON RESOURCES FINANCE	12/01/11	6.5000%	3,128
CABELAS CR CARD 06-III A 144A	10/15/14	5.2600%	2,536
CALIFORNIA ST	04/01/39	7.5500%	3,961
CALIFORNIA ST BUILD AMERICA	10/01/39	7.3000%	2,120
CAMERON INTL CORP SR NT	07/15/38	7.0000%	1,676
CANADIAN NAT RES LTD NT	02/01/13	5.1500%	1,088
CANADIAN NAT RES LTD NT	02/01/18	5.9000%	3,989
CANADIAN NAT RES LTD NT	03/15/38	6.2500%	2,270
CANADIAN NAT RES LTD NT	05/15/17	5.7000%	3,460
CANADIAN NATL RY CO SR NT	08/01/34	6.2500%	1,574
CANADIAN PAC RY CO NEW NT	05/15/37	5.9500%	538
CANADIAN PACIFIC RAILWAY CO	10/15/11	6.2500%	1,459
CAPITAL AUTO RECV 2006-2 CL B	12/15/11	5.0700%	1,023
CAPTIAL ONE BANK USA NA	07/15/19	8.8000%	3,533
CAPITAL ONE 2006-6 CL A	02/18/14	5.3000%	2,105
CAPITAL ONE FINANCIAL CO	05/23/14	7.3750%	291
CAPITAL ONE FINL CORP SR NT	09/15/11	5.7000%	1,533
CAPITAL ONE MULTI 07-7 CL A	07/15/20	5.7500%	4,342
CAPITAL ONE MULTI 2005-A7 A7	06/15/15	4.7000%	3,313
CAPITAL ONE MULTI ASSET 03-5 B	08/15/13	4.7900%	2,188
CAPITAL ONE MULTI ASSET 05-1 B	12/15/17	4.9000%	956
CAPITAL ONE PRIME 07-1 CL B	12/15/13	5.7600%	2,435
CAPITAL ONE PRIME AUTO 06-1 B	01/15/13	5.1300%	1,003
CAPITAL ONE PRIME AUTO 07-1 A3	06/15/11	5.4700%	59
CAPTIAL ONE MULTI 2006-3 CL A	12/17/18	5.0500%	4,473
CARGILL INC MTN 144A	01/22/13	5.2000%	1,189
CARMAX AUTO OWNER 06-1 CL B	10/15/11	5.5600%	221
CARMAX AUTO 06-2 B	04/16/12	5.3100%	559
CAROLINA PWR & LT CO 1ST MTG	12/15/15	5.2500%	814
CAROLINA PWR & LT CO 1ST MTG	04/01/38	6.3000%	683
CAROLINA PWR & LT CO NT	07/15/12	6.5000%	1,416
CATERPILLAR FINANCIAL SE	12/17/12	1.9000%	758
CATERPILLAR FINL 07 A CL A-3A	06/25/12	5.3400%	836
CCCIT 2009-A3 A3	06/23/13	2.7000%	1,377
CCCIT 2009-A4 A4	06/23/16	4.9000%	1,072
CCCIT 2009-A5 A5	12/23/14	2.3000%	7,247
CELLCO PART/VERI WIRELESS	11/15/18	8.5000%	4,340
CELLCO PART/VERI WIRELESS	02/01/14	5.5500%	1,890
CENDANT MTG CORP 2004-1 CL A-1	02/25/34	5.5000%	525
CENOVUS ENERGY INC 144A	11/15/39	6.7500%	2,733
CENTERPOINT ENERGY HOUSTON	03/01/14	7.0000%	1,754
CENTERPOINT ENERGY HOUSTON	07/01/23	5.6000%	1,660
CENTERPOINT ENERGY RES CORP SR	05/15/18	6.0000%	2,129
CENTERPOINT ENERGY II LLC A A4	08/01/19	5.1700%	1,200
CENTEX HOME EQ LN TR 04-C AF-4	05/25/32	5.0800%	402
CENTEX HOME EQUITY 05-A CL AF5	01/25/35	VAR RT	451
CHARTER ONE BK N A NT	04/26/11	5.5000%	3,791
CHASE AUTO OWNER TR 06-B B	04/15/14	5.2400%	181
CHASE AUTO OWNER TR 06-B A-4	04/15/14	5.1100%	2,234
CHASE FDG MTG LN 03-1 1A5	10/25/32	VAR RT	815
CHASE FDG MTG LN 03-4 IA-6	05/25/36	4.4290%	2,739
CHASE FDG MTG LN 04-1 IA-6	06/25/15	4.2660%	2,213
CHASE ISSUACNE TR 08-9 CL A	05/15/13	4.2600%	1,303
CHASE ISSUANCE 07-17 CL A	10/15/14	5.1200%	16,931
CHASE ISSUANCE 07-A3 CL A3	04/15/19	5.2300%	1,601
CHASE ISSUANCE 08-4 CL A	03/15/15	4.6500%	3,194
CHUBB CORP SR NT	05/11/37	6.0000%	4,581
CINCINNATI FINL CORP SR NT	11/01/34	6.1250%	1,246
CINTAS CORP NO 2 SR NT	08/15/36	6.1500%	868
CISCO SYS INC SR NT	02/15/39	5.9000%	1,245
CISCO SYSTEMS INC	01/15/40	5.5000%	4,927
CIT EQUIP COLL 08-VT1 A-3	08/22/11	6.5900%	1,312
CIT EQUIP COLL 06-VT2 CL B	04/20/14	5.2400%	106
CIT EQUIP COLL 06-VT2 CL C	04/20/14	5.2900%	104
CIT EQUIP COLL 08-VT1 CL A-2	10/20/10	4.7600%	195
CITIBANK CR CARD 08-A5	04/22/15	4.8500%	3,248
CITIBANK CR CARD 2006-A3 CL 3	03/15/18	5.3000%	4,953
CITIBANK CR CARD 07-A8 CL A8	09/20/19	5.6500%	1,542
CITIBANK CR CARD 08-A1	02/07/20	5.3500%	5,416
CITIBANK CR CARD 05-A7 A7	10/22/12	4.7500%	2,080

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2009
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

CITIBANK NA	08/10/11	1.3750%	3,535
CITICORP RESIDENTIAL 07-2 A6	06/25/37	6.2650%	901
CITIGROUP FUNDING INC	07/12/12	2.1250%	2,554
CITIGROUP FUNDING INC	12/10/12	2.2500%	4,045
CITIGROUP FUNDING INC	10/22/12	1.8750%	3,015
CITIGROUP FUNDING INC	11/15/12	1.8750%	22,081
CITIGROUP INC	07/15/39	8.1250%	2,255
CITIGROUP INC	10/15/14	5.5000%	2,679
CITIGROUP INC	01/15/15	6.0100%	1,294
CITIGROUP INC	05/05/11	1.3750%	4,036
CITIGROUP INC FDIC GTD NT	12/09/11	2.8750%	3,616
CITIGROUP INC FDIC GTD TGLP GT	04/30/12	2.1250%	5,086
CITIGROUP INC GLOABL NT	01/07/16	5.3000%	5,113
CITIGROUP INC GLOBAL NT	10/17/12	5.3000%	10,220
CITIGROUP INC GLOBAL SR NT	08/15/17	6.0000%	10,938
CITIGROUP INC GLOBAL SUB NT	10/31/33	6.0000%	1,398
CITIGROUP INC GLOBAL SUB NT	02/22/33	5.8750%	1,800
CITIGROUP MTG LN TR 05-WF2 AF4	08/25/35	VAR RT	1,569
CLEVELAND ELEC ILLUM CO SR NT	12/15/13	5.6500%	3,908
CLEVELAND ELEC ILLUM CO SR NT	04/01/17	5.7000%	1,357
CLOROX CO SR NT	10/15/12	5.4500%	1,889
CNH 2009-B A4	10/15/14	5.1700%	7,395
CNH 2009-C A4	08/17/15	3.0000%	994
CNH 2009-C B	04/15/16	4.9800%	997
CNH EQUIP TR 08-B CL A-4A	11/17/14	5.6000%	1,050
CNH EQUIP TR 09-A CL A-4	12/16/13	7.2100%	2,742
CNH EQUIP TR 2006-1 CL B	12/17/12	5.4000%	3,205
CNH EQUIP TR 2007 A NT CL B	06/16/14	5.0900%	1,665
CNP 2009-1 A1	08/15/39	1.9900%	1,072
CNP 2009-1 A2	08/15/18	3.5790%	2,007
CNP 2009-1 A3	11/25/39	4.3450%	2,008
COCA COLA CO NT	11/15/17	5.3500%	468
COMCAST CABLE COMM INC SR NT	06/15/13	7.1250%	1,384
COMCAST CABLE COMMUNS INC NT	01/30/11	6.7500%	1,942
COMCAST CORP	07/01/39	6.5500%	2,500
COMCAST CORP NEW GTD NT	03/15/16	5.9000%	1,652
COMCAST CORP NEW NT	06/15/16	4.9500%	4,724
COMCAST CORP NEW NT	08/15/37	6.9500%	1,530
COMCAST CORP NEW NT	11/15/35	6.5000%	1,234
COMET 2009-A2 A2	04/15/14	3.2000%	2,057
COMMERCIAL MTG 07 GG11 CL A-AB	12/10/49	5.7000%	5,878
COMMONWEALTH BANK AUST 144A	10/15/14	3.7500%	1,445
COMMUNITY PROGRAM LN TR 87 A-4	10/01/18	4.5000%	729
COMNI 2009-A8 A8	05/15/16	VAR RT	2,026
COMNI 2009-A17 A17	11/15/18	4.9000%	9,015
CONAGRA INC SENIOR NTS	10/01/26	7.1250%	775
CONNECTICUT RRB CL&P A CL A 5	12/30/11	6.2100%	534
CONOCOPHILLIPS	01/15/20	6.0000%	724
CONOCOPHILLIPS NT	10/15/12	4.7500%	1,858
CONOCOPHILLIPS CDA FDG CO II	04/15/12	5.3000%	4,718
CONOCOPHILLIPS GTD NT	02/01/39	6.5000%	1,901
CONSOLIDATED NAT GAS CO 04 A	12/01/14	5.0000%	590
CONSTELLATION ENERGY GROUP INC	04/01/32	7.6000%	1,276
CONSUMERS ENERGY CO 1ST MTG BD	03/15/15	5.0000%	866
CONSUMERS FDG 01-1 CL A 4	04/20/12	4.9800%	292
CONSUMERS FDG 01-1 CL A 6	10/20/16	5.7600%	9,799
CONSUMERS FDG 01-1 CL A5	04/20/15	5.4300%	6,775
CONTINENTAL AIRLINES INC	07/08/16	9.0000%	2,201
CORPORATION NACIONAL 144A	09/21/35	5.6250%	651
COUNTRYWIDE FINL CORP MEDIUM	06/07/12	5.8000%	3,430
COVIDIEN INTL FIN S A SR NT	10/15/17	6.0000%	4,377
COX COMMUNICATIONS INC NEW NT	10/01/12	7.1250%	7,744
COX COMMUNICATIONS INC NEW NT	06/01/13	4.6250%	2,464
CPC INTL MTN TR 00010	10/15/97	5.6000%	812
CPL TRANSITION FDG LLC 02 1 A3	01/15/12	5.5600%	426
CPL TRANSITION FDG 02 1 CL A5	01/15/17	6.2500%	4,502
CPL TRANSITION FDG 02-1 CL A4	07/15/15	5.9600%	1,837
CREDIT SUISSE FIRST BOSTON NY	05/15/13	5.0000%	5,700
CREDIT SUISSE N Y BRH SUB NT	02/15/18	6.0000%	6,438
CSX CORP NT	04/01/15	6.2500%	6,025
CSX CORP NT	05/01/17	5.6000%	1,025
CVS CAREMARK CORP SR NT	06/01/27	6.2500%	3,030
CVS CAREMARK CORP SR NT	06/01/17	5.7500%	8,329
CURATORS UNIV MO SYS FACS REV	11/01/39	5.9600%	605
CWABS INC 04-13 ASSET CL AF-4	01/25/33	VAR RT	2,791
CWMBS INC 03-J7 CL 3-1-2	08/25/18	4.5000%	319
CWMBS INC 2003-J13 1A1	01/25/34	5.2500%	765
DAIMLERCHRYSLER AUTO 2006-B A4	03/08/11	5.3800%	772
DAIMLERCHRYSLER AUTO 06-C CL B	04/08/13	5.1100%	990
DAIMLERCHRYSLER AUTO 06 D A4	02/08/12	4.9400%	790
DAIMLERCHRYSLER N A #TR00043	09/08/11	5.7500%	3,663
DAIMLERCHRYSLER N A HLDG CORP	06/15/10	4.8750%	4,345
DARDEN RESTAURANTS INC SR NT	10/15/37	6.8000%	839
DEERE JOHN CAP CORP NT	03/15/12	7.0000%	1,358
DETROIT EDISON 2001-1 BD CL A5	03/01/15	6.4200%	5,731
DETROIT EDISON 2001-1 BD CL A6	03/01/16	6.6200%	3,549
DETROIT EDISON CO SR NT	10/01/10	6.1250%	844
DEUTSCHE BK AG GLOBAL MEDIUM	05/20/13	4.8750%	5,192
DEUTSCHE TELEKOM INTL FIN B V	08/20/18	6.7500%	1,688
DEUTSCHE TELEKOM INTL FIN BV	06/15/30	STEP	984
DEVON FING CORP ULC DEB	09/30/31	7.8750%	696
DEVON FING CORP ULC NT	09/30/11	6.8750%	5,640
DIAGEO CAP PLC GTD NT	01/30/13	5.2000%	13,261
DIAMOND OFFSHORE DRILL	05/01/19	5.8750%	4,141
DIRECTV HOLDINGS/FING 144A	10/01/19	5.8750%	1,131
DISCOVER CARD CL A 2007-1	03/16/20	5.6500%	3,886
DISCOVER CARD EXECUTION 08 A3	10/15/13	5.1000%	1,049
DISCOVER CARD EXE 08-4 CL A	12/15/15	5.6500%	2,184
DOW CHEM CO	05/15/19	8.5500%	2,823
DR PEPPER SNAPPLE GROUP 144A	05/01/18	6.8200%	2,673
DU POINT E I DE NEMOURS & CO	01/15/13	5.0000%	1,283
DU PONT E I DE NEMOURS & CO	01/15/15	3.2500%	1,218
DUKE ENERGY CAROLINAS	02/15/40	5.3000%	559
DUKE ENERGY CAROLINAS LLC	01/15/38	6.0000%	943
DUKE ENERGY CAROLINAS LLC	11/15/18	7.0000%	2,358
DUKE ENERGY CAROLINAS LLC 1ST	01/15/18	5.2500%	785
DUKE ENERGY CORP SR NT	02/01/14	6.3000%	937
DUKE ENERGY CORP	09/15/19	5.0500%	616
DUKE ENERGY FIELD SVCS LLC	08/16/10	7.8750%	2,278
EATON CORP NT	05/15/13	4.9000%	1,392
EKSPORTFINANA A S A MEDIUM	06/26/17	5.5000%	3,958
EKSPORTFINANA A S USD GBL NT	05/25/16	5.5000%	2,988
ELECTRONIC DATA SYS CORP NEW	08/01/13	STEP	4,062
EL PASO NAT GAS ENERGY CORP	06/15/32	STEP	1,082
EMBARQ CORP NT	06/01/16	7.0820%	1,866
EMBARQ CORP NT	06/01/36	7.9950%	1,087
ENCANA HLDGS FIN CORP NT	05/01/14	5.8000%	3,424
ENERGY EAST CORP NT	07/15/36	6.7500%	881
ENERGY TRANSFER PARTNERS L P	03/15/19	9.7000%	2,160
ENTERGY ARK INC 1ST MTG BD	08/01/13	5.4000%	1,725
ENTERGY TEX INC MTG BD	02/01/19	7.1250%	480
ENTERPRISE PRODS INC L P SR NT	10/15/34	6.6500%	1,404
ENTERPRISE PRODS OPER LLC GTD	01/31/19	6.5000%	4,608
ENTERPRISE PRODS OPER LLC GTD	04/01/13	5.6500%	1,645
EQUITY ONE MTG 03-4 CL M1	11/25/33	5.3690%	615
EQUITY ONE ABS INC 04-2 M1	07/25/34	VAR RT	1,106
ERAC USA FIN CO GTD NT 144A	10/15/17	6.3750%	154
ERP OPER L P	08/15/26	7.5700%	1,347
ESTEE LAUDER COS INC SR NT	05/15/37	6.0000%	1,103
ETI 2009-A A1	02/01/16	2.1200%	499
ETI 2009-A A3	11/01/23	4.3800%	976
EUROPEAN INVT BK BD	07/15/13	4.2500%	7,047
EXELON GENERATION CO LLC	10/01/39	6.2500%	1,129
EXPORT IMPORT BK KOREA	01/14/15	5.8750%	3,141
EXPRESS SCRIPTS INC	06/15/14	6.2500%	4,805
FANNIE MAE	11/19/12	4.7500%	4,363
FIRST UNION CORP SUB NT STEP	08/01/26	VAR RT	2,015
FLORIDA PWR & LT CO 1ST MTG BD	06/01/35	4.9500%	1,093
FLORIDA PWR CORP 1ST MTG BD	03/01/33	5.9000%	1,567
FLORIDA PWR CORP 1ST MTG BD	06/15/38	6.4000%	1,788
FLORIDA PWR CORP 1ST MTG BD	09/15/37	6.3500%	831
FMR CORP NT 144A	03/01/13	4.7500%	697
FMR CORP NT 144A	06/15/19	7.4900%	3,018
FORD CR AUTO 07 B CL A-4A	07/15/12	5.2400%	1,052
FORD CR AUTO 07 B CL B	11/15/12	5.6900%	1,065
FORD CR AUTO 07-A CL C	02/15/13	5.8000%	2,122
FORD CR AUTO 08-B CL A-3A	05/15/12	4.2800%	1,025
FORD CR AUTO 08-B CL A-4A	03/15/13	4.9500%	1,053
FORD CR AUTO OWNER 2006-C CL C	09/15/12	5.4700%	1,369
FORD CR AUTO 06-C CL D 144A	05/15/13	6.8900%	2,633
FORD CR AUTO 07-A CL A-4A	06/15/12	5.4700%	525
FORDO 2009-E A3	01/15/14	1.5100%	2,490
FORDO 2009-E A4	11/15/14	1.0000%	1,534
FRANCE TELECOM SA NT	03/01/31	STEP	1,535
FRANCE TELECOM SA	07/08/14	4.3750%	1,877
GCCFC 2006-GG7 A4	07/10/38	VAR RT	2,298
GE CAP CR CARD 07-3 CL B	06/15/13	5.4900%	2,038
GE CAP CR CARD MSTR NT 05-3 A	06/15/13	4.1300%	2,169
GE GLOBAL INS HLDG	06/15/30	7.7500%	890
GEMNT 2009-2 A	07/15/15	3.6900%	7,274
GENERAL DYNAMICS CORP	07/15/11	1.8000%	1,557
GENERAL ELEC CAP CORP	08/07/19	6.0000%	10,192
GENERAL ELEC CAP CORP	09/28/12	2.0000%	3,031
GENERAL ELEC CAP CORP #00739	04/28/11	VAR RT	2,801
GENERAL ELEC CAP CORP MEDIUM	08/07/37	6.1500%	12,298
GENERAL ELEC CAP CORP MEDIUM	05/01/18	5.6250%	3,218
GENERAL ELEC CAP CORP MTN	01/07/11	1.6250%	4,073
GENERAL ELEC CAP CORP MTN	06/08/12	2.2000%	5,084
GENERAL ELEC CAP CORP MTN	03/11/11	1.8000%	4,072
GENERAL ELEC CAP CORP MTN	03/12/12	2.2500%	2,560
GENERAL ELEC CAP CORP MTN 0081	01/10/39	6.8750%	364
GENERAL ELEC CAP MTN #TR 00004	12/09/11	3.0000%	1,864
GENERAL MILLS INC NT	09/10/12	5.6500%	2,591
GEORGIA PWR CO SR NT SER Z	12/15/15	5.2500%	1,579
GLAXOSMITHKLINE CAP INC GTD NT	05/15/13	4.8500%	6,832
GMAC LLC	10/30/12	1.7500%	3,528
GOLDEN WEST FINL CORP DEL SR	10/01/12	4.7500%	4,362
GOLDMAN SACHS GROUP INC	01/15/16	5.3500%	1,972
GOLDMAN SACHS GROUP INC	10/15/13	5.2500%	10,956
GOLDMAN SACHS GROUP INC FDIC	06/15/12	3.2500%	3,855
GOLDMAN SACHS GROUP INC FDIC	07/15/11	1.6250%	4,069
GOLDMAN SACHS GROUP INC FDIC	03/15/11	1.7000%	4,065
GOLDMAN SACHS GROUP INC SR NT	01/15/15	5.1250%	1,466
GOLDMAN SACHS GROUP INC SR NT	09/01/17	6.2500%	8,889
GOLDMAN SACHS GROUP INC SR NT	02/14/12	5.3000%	3,952
GOLDMAN SACHS GROUP INC SR NT	04/01/13	5.2500%	1,290
GOLDMAN SACHS GROUP INC SR NT	01/15/14	5.1500%	1,296
GOLDMAN SACHS GROUP INC SUB GL	01/15/27	5.9500%	1,533
GOLDMAN SACHS GROUP INC SUB NT	10/01/37	6.7500%	4,740
GREAT RIV ENERGY 1ST MTG 144A	07/01/17	5.8290%	2,077
GRUPO TELEVISA SA SR NT	05/15/18	6.0000%	3,155
GS MTG SECS CORP 04-GG2 A5	08/10/38	VAR RT	2,459
GS MTG SECS CORP II 04-GG2 A-4	08/10/38	4.9640%	2,613
GS MTG SECS CORP II 2005-GG4	07/10/39	4.7510%	2,437
GS MTG SECS TR 07-GG10 CL A-AB	08/10/45	VAR RT	7,742
GTE CORP	04/15/28	6.9400%	1,728
HAROT 2009-2 A4	01/15/13	4.4300%	2,113
HAROT 2009-3 A4	09/15/15	3.3000%	1,026
HARRIS CORP DEL NT	12/01/17	5.9500%	331
HARTFORD FINL SVCS GRP	10/01/41	6.1000%	98
HARTFORD LIFE GLOBAL #TR00116	02/15/11	5.2000%	1,066

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2009
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

HARTFORD LIFE GLOBAL FDG MTN	01/17/12	VAR RT	2,202
HEINZ (H J) FINANCE CO	08/01/39	7.1250%	897
HERSHEY CO NT	04/01/13	5.0000%	1,187
HERTZ VEH FING 05-2 CL A4 144A	02/25/11	5.0100%	502
HESS CORP	01/15/40	6.0000%	2,269
HEWLETT PACKARD CO GLOBAL NT	03/01/14	6.1250%	1,352
HOME DEPOT INC SR NT	03/01/16	5.4000%	3,336
HOME DEPOT INC SR NT	12/16/36	5.8750%	500
HONEYWELL INTL INC SR NT	03/15/36	5.7000%	445
HONEYWELL INTL INC SR NT	03/15/37	5.7000%	1,195
HONEYWELL INTL INC SR NT	03/15/17	5.3000%	2,589
HOSPIRA INC	03/30/17	6.0500%	3,129
HOSPIRA INC	05/15/15	6.4000%	727
HRPT PPTYS TR NT	01/15/13	6.5000%	1,140
HRPT PPTYS TR SR NT	08/15/16	6.2500%	1,387
HSBC BK USA NA MTN #SB0001	11/01/34	5.8750%	1,100
HSBC BK USA NEW YORK N Y	04/01/14	4.6250%	5,387
HSBC BK USA TRANCE TRANCHE	01/15/39	7.0000%	1,180
HSBC USA INC GTD NTS	12/16/11	3.1250%	3,216
HSBC HLDGS PLC SUB NT	06/01/38	6.8000%	1,008
HSBC HLDGS PLC SUB NT	05/02/36	6.5000%	867
HSBC HLDGS PLC SUB NT	09/15/37	6.5000%	534
HUNTINGTON AUTO 08 1 A-3A 144A	04/16/12	4.8100%	2,674
HYUNDAI AUTO REC 06-B CL B	05/15/13	5.1900%	1,122
HYUNDAI AUTO REC 08-A CL A-4A	11/17/14	5.4800%	1,600
HYUNDAI AUTO RECV 2006-A CL B	06/25/14	5.2900%	536
IBM CORP	11/30/39	5.6000%	571
IBM CORP DEBENTURES	08/01/27	6.2200%	1,713
INCO LTD	09/15/32	7.2000%	2,359
INDYMAC MBS INC 03-A8 A1	10/25/18	3.7500%	1,028
INGERSOLL-RAND GLOBAL HLDG CO	08/15/13	6.0000%	4,235
INTERNATIONAL BUS MACHS CORP	06/15/13	7.5000%	2,621
INTERNATIONAL BUSINESS MACHS	09/14/17	5.7000%	5,015
INTERNATIONAL BUSINESS MACHS	10/15/18	7.6250%	4,130
INTERNATIONAL PAPER CO NT	06/15/18	7.9500%	4,048
INTUIT SR NT	03/15/17	5.7500%	2,563
ITALY REP SR SUB NT	09/20/16	5.2500%	5,093
JC P&L TRANSITION FDG 02-A A-4	06/05/19	6.1600%	1,376
JC P&L TRANSITION FDG II 06A A4	06/05/21	5.6100%	2,218
JDOT 2009-A A3	10/15/13	2.5900%	2,545
JEFFERIES GROUP INC NEW SR DEB	01/15/36	6.2500%	1,450
JERSEY CENT PWR & LT CO SR NT	06/01/17	5.6500%	2,078
JOHN DEERE OWNER CL A-4	03/16/15	4.8900%	2,536
JOHN DEERE TR 06 CL A4	06/17/13	5.3900%	1,576
JP MORGAN CHASE & CO NOTES	04/23/19	6.3000%	8,766
JP MORGAN CHASE 07-CB19 ASB	02/12/49	VAR RT	4,531
JP MORGAN CHASE & CO GLOBAL NT	01/15/12	4.5000%	2,633
JP MORGAN CHASE NK NA NEW YORK	10/01/17	6.0000%	15,253
JP MORGAN MTG ACQ 06-CH2 A1FB	10/25/36	VAR RT	221
JP MORGAN CHASE & CO FDIC GTD	12/01/11	3.1250%	6,857
JP MORGAN CHASE & CO FDIC GTD	02/23/11	1.6500%	4,069
JP MORGAN CHASE & CO FDIC SR NT	12/01/10	2.6250%	5,112
JP MORGAN CHASE & CO FDIC NT	06/15/12	2.2000%	25,347
JP MORGAN CHASE & CO SR NT	01/15/18	6.0000%	2,795
JP MORGAN CHASE & CO SUB NT	06/27/17	6.1250%	1,603
JP MORGAN CHASE CAP XXV CAP SEC	10/01/37	6.8000%	1,051
JPM CHASE CAPITAL XXVII	11/01/39	7.0000%	2,164
JPMCC 2009-IWST A1	12/01/27	4.3140%	3,383
JPMCC 2009-IWST A2	12/05/27	5.6330%	2,653
KANSAS GAS & ELECTRIC CO	06/15/19	6.7000%	1,097
KELLOGG CO SR NT	12/03/12	5.1250%	2,567
KELLOGG CO SR NT	03/06/13	4.2500%	7,981
KIMBERLY CLARK CORP NT	08/01/17	6.1250%	1,839
KINDER MORGAN ENERGY PARTNERS	03/15/12	7.1250%	2,225
KINDER MORGAN ENERGY PARTNERS	03/15/35	5.8000%	1,254
KINDER MORGAN ENERGY PARTNERS	09/01/39	6.5000%	2,056
KRAFT FOOD INC BD	02/11/13	6.0000%	4,052
KRAFT FOODS INC GLOBAL NT	11/01/11	5.6250%	858
KRAFT FOODS INC NT	02/01/38	6.8750%	2,213
KRAFT FOODS INC NT	11/01/31	6.5000%	866
KRAFT FOODS INC NT	10/01/13	5.2500%	2,247
KRAFT FOODS INC NT	08/11/17	6.5000%	3,594
KREDITANSTALT FUR WIEDERAUFBAU	01/17/12	2.0000%	7,784
KROGER CO SR NT	04/15/13	5.0000%	1,879
LANDESKREDITBANK GLOBAL NT	01/13/12	4.8750%	3,728
LANDWIRTSCHAFTLICHE RENTE NT	07/02/12	5.2500%	2,987
LB UBS COML MTG TR 06-C3 CL A2	03/15/39	5.5320%	1,536
LILLY ELI & CO NT	03/15/17	5.2000%	2,892
LINCOLN NATIONAL CORP	02/15/20	6.2500%	1,202
LINCOLN NATL CORP IND SR NT	04/07/36	6.1500%	3,228
LOCKHEED MARTIN CO GTD	05/01/26	7.7500%	1,322
LOCKHEED MARTIN CORP NT	09/01/36	6.1500%	1,284
LOCKHEED MARTIN CORP NT	03/14/13	4.1210%	3,708
LONG BEACH ACCEP AUTO 06-B A4	06/15/12	4.5220%	682
LORAL CORP DEB	09/15/23	7.0000%	1,145
MARATHON OIL CORP SR NT	10/01/37	6.6000%	394
MARKEL CORP SR NT	08/15/34	7.3500%	1,941
MARLIN LEASING 06-1A CLB1 144A	09/16/13	5.6300%	465
MARLIN LEASING REC 05-1 144A	08/15/12	5.2500%	16
MARLIN LEASING REC 06-1A4 144A	09/16/13	5.3300%	289
MARSH & MCLENNAN COS INC SR NT	09/15/10	5.1500%	2,289
MARTIN MARIETTA MATLS INC SR	04/15/18	6.6000%	1,655
MASSACHUSETTS RRB BEC-1 CL A-5	03/15/12	7.0300%	702
MASSMUTUAL LIFE INS CO	06/01/39	8.8750%	2,687
MBART 2009-1 A4	03/15/16	2.4300%	549
MBNA CR CARD MASTER 04-B1 B1	08/15/16	4.4500%	4,932
MBNA CR CARD TR 02-1 CL C	07/15/14	6.8000%	7,961
MBNA CR CARD 03 1 CL C	06/15/12	VAR RT	1,001
MBNA CR CARD 05-6 CL A	01/15/13	4.5000%	2,147
MBNA MASTER CR CARD 00-E CL A	10/15/12	7.8000%	1,801
MCDONALDS CORP MTN	10/15/17	5.8000%	606
MERCK & CO INC DEBS	03/01/28	6.4000%	1,320
MERCK & CO INC MTNS TR 00011	05/13/37	5.7600%	544
MERRILL LYNCH & CO INC MEDIUM	02/05/13	5.4500%	1,539
MERRILL LYNCH & CO INC MEDIUM	04/25/18	6.8750%	5,941
MERRILL LYNCH & CO INC SUB NT	09/15/26	6.2200%	1,861
MERRILL LYNCH & CO INC SUB NT	05/16/16	6.0500%	2,653
MERRILL LYNCH & CO INC SUB NT	05/02/17	5.7000%	705
MID STATE TR XI ASSET BKD CL A	07/15/38	4.8640%	997
MIDAMERICAN ENERGY CO SR NT	03/15/18	5.3000%	1,103
MIDAMERICAN ENERGY HLDGS CO	09/15/37	6.5000%	957
MIDAMERICAN ENERGY HLDGS CO	10/15/36	5.8000%	3,311
MIDAMERICAN ENERGY HLDGS CO	04/01/36	6.1250%	1,671
MIDLAND BANK PLC NTS	03/15/11	6.9500%	3,548
MID-STATE TR VI BKD NTS CL A-1	07/01/35	7.3400%	2,715
MILLER BREWING CO GTD NT 144A	08/15/13	5.5000%	1,094
ML CFC COML MTG 06 2 CL A3	06/12/46	VAR RT	3,121
MMAF 2009-AA A3	11/15/13	2.3700%	7,009
MMAF 2009-AA A4	01/15/30	3.5100%	4,308
MOBIL CORP NT	08/15/21	8.6250%	1,741
MORGAN STANLEY	05/13/19	7.3000%	749
MORGAN STANLEY	09/23/19	5.6250%	4,889
MORGAN STANLEY	11/20/14	4.2000%	3,530
MORGAN STANLEY 05-IQ10 CL A4A	09/15/42	5.2300%	1,844
MORGAN STANLEY CAP 05TOP19 A4A	06/12/47	4.8900%	1,930
MORGAN STANLEY CAP 06-IQ11 A-4	10/15/42	VAR RT	2,492
MORGAN STANLEY DW & CO GL NT	04/15/11	6.7500%	624
MORGAN STANLEY FDIC GTD TLGP	12/01/11	3.2500%	4,478
MORGAN STANLEY FDIC GTD TLGP	09/22/11	2.0000%	4,599
MORGAN STANLEY GLOBAL MED TERM	04/27/17	5.5500%	9,312
MORGAN STANLEY GLOBAL MEDIUM	04/01/18	6.6250%	711
MORGAN STANLEY NT	10/15/15	5.3750%	9,384
MORGAN STANLEY NT	01/09/17	5.4500%	3,554
NABISCO INC DEBS	06/15/15	7.5500%	4,048
NATIONAL CITY BK MTN #SB 00007	06/07/17	5.8000%	917
NATIONAL CITY BK MTN #SB 00003	12/15/11	6.2000%	1,438
NATIONAL CITY BK MTN #SB 00001	07/01/18	4.2500%	1,942
NATIONAL CITY CORP SUB DEB	05/15/19	6.8750%	595
NATIONAL RURAL UTILS COOP FIN	11/01/18	10.3750%	3,624
NATIONAL RURAL UTILS COOP	09/16/12	2.6250%	995
NATIONWIDE FINL SVCS INC JR	05/15/37	6.7500%	1,207
NATIONWIDE HEALTH PPTYS INC	07/15/11	6.5000%	1,354
NATIONWIDE MUTUAL INSURANCE	08/15/39	9.3750%	1,419
NEVADA PWR CO REF & MTG NT SER	08/01/18	6.5000%	1,737
NEW CENTRY HOME EQTY 04-A MI1	08/25/34	VAR RT	1,043
NEW ENGLAND TELEPHONE	11/15/29	7.8750%	1,441
NEWMONT MNG CORP NT	04/01/35	5.8750%	754
NEWMONT MNG CORP	10/01/39	6.2500%	2,860
NEWS AMERICA HOLDINGS	08/01/34	8.4500%	235
NEWS AMER HLDGS	02/01/13	9.2500%	2,748
NEWS AMER INC BD	12/15/34	6.2000%	3,298
NEWS AMER INC BD	12/15/14	5.3000%	3,260
NEWS AMER INC GTD SR DEBS	04/08/28	7.1250%	625
NEWS AMER INC	08/15/39	6.9000%	3,190
NEWS AMER INC SR NT	12/15/35	6.4000%	717
NEW YORK LIFE INSURANCE 144A	11/15/39	6.7500%	1,657
NIAGARA MOHAWK POWER	08/15/19	4.8810%	2,015
NISOURCE FIN CORP GTD NT	03/15/16	10.7500%	3,253
NISOURCE FIN CORP NT	03/15/18	6.4000%	313
NORAND INC NT	10/15/15	6.0000%	4,122
NORANDA INC NT	07/15/12	7.2500%	2,540
NORANDA INC NT	06/15/35	6.2000%	2,478
NORDEA BANK AB 144A	11/13/14	3.7000%	2,189
NORDSTROM INC SR DEBS	03/15/28	6.9500%	851
NORSK HYDRO AS	11/15/25	7.1500%	562
NORSK HYDRO AS DEB	09/23/27	7.2500%	806
NORTHERN STS PWR CO MINN 1ST	03/01/18	5.2500%	2,256
NORTHROP GRUMMAN CORP DEB	03/01/26	7.8750%	2,686
NOVARTIS SECS INVEST LTD	02/10/19	5.1250%	5,161
NYCTL 2005-A TR SER 05-A 144A	12/10/18	4.7800%	69
NYCTL 2006-A TR CL A 144A	11/10/19	5.9300%	10
OCCIDENTAL PETE CORP SR NT	11/01/13	7.0000%	2,327
OHIO EDISON CO	07/15/16	6.4000%	2,741
ONCOR ELEC DELIVERY 03-1 A-2	02/15/12	4.0300%	326
ONCOR ELEC DELIVERY CO	09/01/38	7.5000%	564
ONCOR ELEC DELIVERY CO SR SECD	05/01/12	6.3750%	2,851
ONEOK PARTNERS LP SR NT	03/01/19	8.6250%	1,860
ORACLE CORP	07/08/39	6.1250%	818
ORACLE CORP NT	04/15/18	5.7500%	2,744
ORACLE CORP/OZARK HLDG INC	01/15/16	5.2500%	5,349
ORIGEN MANUFACTURERS HSG 15-A	10/15/21	4.9700%	678
PACIFIC BELL DEB	03/15/26	7.1250%	1,916
PACIFICORP 1ST MTG BD	04/01/37	5.7500%	2,327
PACIFICORP 1ST MTG BD	11/15/11	6.9000%	4,365
PACIFICORP 1ST MTG BD	07/15/38	6.3500%	1,415
PACTIV CORP NT	01/15/18	6.4000%	1,351
PANHANDLE EASTN PIPE LINE CO	11/01/17	6.2000%	1,447
PARKER-HANNIFIN CORP MEDIUM	05/15/18	5.5000%	2,689
PECO ENERGY TRANSITION 01-A BD	12/31/10	6.5200%	2,178
PEMEX PROJ FDG MASTER TR 144A	06/15/38	6.6250%	747
PENN MUT LIFE INS CO 144A	06/15/34	6.6500%	685
PEPSIAMERICAS INC NT	01/15/15	4.8750%	984
PEPSIAMERICAS INC NT	02/15/14	4.3750%	4,769
PETROBRAS INTL FIN CO GLOBAL	03/01/18	5.8750%	4,746
PETROBRAS INTL FIN CO GTD	03/15/19	7.8750%	1,004
PETROBRAS INTL FIN CO	01/20/20	5.7500%	2,201
PETROBRAS INTL	01/20/40	6.8750%	2,819
PETRO-CDA SR NT	05/15/18	6.0500%	2,075
PETRO-CDA SR NT	07/15/13	4.0000%	1,580
PETROLEOS MEXICANOS	05/03/19	8.0000%	1,129

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2009
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

PFIZER INC NT	03/15/12	4.4500%	2,782
PHILIP MORRIS INTL INC NT	05/16/38	6.3750%	946
PHILIP MORRIS INTL INC NT	03/17/14	6.8750%	1,087
PHILIP MORRIS INTL INC NT	05/16/18	5.6500%	2,370
PLAINS ALL AMER PIPELINE	05/01/19	8.7500%	2,277
PNC FUNDING CORP	06/22/11	1.8750%	4,045
POLAR TANKERS INC NT 144A	05/10/37	5.9510%	1,448
POPULAR ABS INC 04-5 AF4	12/25/34	VAR RT	1,438
POPULAR ABS INC 2005-3 CL M-1	07/25/35	VAR RT	458
POPULAR ABS INC SER 2004-4 AF6	09/25/34	VAR RT	1,158
POTASH CORP-SASKATCHEWAN	05/15/14	5.2500%	5,178
PPL ELEC UTILS CORP SR SECD BD	08/15/37	6.4500%	1,517
PPL ENERGY SUPPLY LLC SR NT	05/01/18	6.5000%	2,126
PROCTER & GAMBLE CO DEB	09/01/24	8.0000%	973
PROGRESS ENERGY INC SR NT	04/15/12	6.8500%	441
PROGRESS ENERGY INC	12/01/39	6.0000%	764
PRUDENTIAL FINL INC MTN	12/14/36	5.7000%	4,076
PSE&G TRANSITION FDG 01-1 A-6	06/15/15	6.6100%	1,948
PSE&G TRANSITION FDG 01-1 A-8	12/15/17	6.8900%	2,718
PSI ENERGY INC DEB	09/15/13	5.0000%	2,478
QUEST DIAGNOSTICS INC SR NT	07/01/37	6.9500%	675
QUEST DIAGNOSTICS INC SR NT	11/01/10	5.1250%	2,466
QUEST DIAGNOSTICS INC	01/30/20	4.7500%	869
RAYTHEON COMPANY	02/15/20	4.4000%	517
REGENCY CTRS L P GTD NT	06/15/17	5.8750%	312
REINSURANCE GRP OF AMER	11/15/19	6.4500%	1,744
RESIDENTIAL ASSET 04-RS12 AI4	03/25/33	4.6200%	754
REYNOLDS AMERN INC SR SECD NT	06/01/16	7.6250%	2,207
RIO TINTO FINANCE PLC	05/01/14	8.9500%	3,839
RIO TINTO FIN USA LTD GTD NT	07/15/13	5.8750%	4,435
RIO TINTO FIN USA LTD NT	07/15/28	7.1250%	1,081
ROCHE HLDGS INC	03/01/19	6.0000%	921
ROCHE HLDGS INC GTD NT 144A	03/01/39	7.0000%	780
ROGERS CABLE INC	05/01/12	7.8750%	7,835
ROGERS COMMUNICATIONS INC SR	08/15/18	6.8000%	2,087
ROGERS WIRELESS INC SECD NT	03/15/15	7.5000%	3,187
ROWAN COMPANIES INC	08/01/19	7.8750%	1,550
SAFEWAY INC	08/16/10	4.9500%	2,127
SAFEWAY INC NT	03/15/14	6.2500%	448
SCANA CORP MTN TRNAHCE TR00014	05/15/11	6.8750%	1,074
SCANA CORP NEW MEDIUM TERM NT	04/01/20	6.2500%	1,419
SCHERING-PLOUGH	09/15/37	6.5500%	2,977
SCHERING-PLOUGH SR NT	09/15/17	6.0000%	991
SCOTTISH PWR PLC NT	03/15/15	5.3750%	454
SEMPRA ENERGY	06/01/16	6.5000%	1,968
SIEMENS NV 144A	08/17/26	6.1250%	2,602
SIGMA ERISA LIQUIDATING POOL	12/31/49	VAR RT	598
SLM CORP MTN # TR 00057	05/15/14	5.3750%	1,659
SOUTHERN CALIF EDISON CO	01/15/16	5.0000%	1,924
SOUTHERN CALIF EDISON CO REF	02/01/38	5.9500%	438
SOUTHERN COPPER CORP DEL NT	07/27/35	7.5000%	1,006
SOUTHERN UN CO NEW SR NT	02/01/24	7.6000%	864
SPECTRA ENERGY CAP LLC SR NT	09/15/38	7.5000%	918
STATE STREET CORP	03/15/11	1.8500%	4,075
SUNCOR ENERGY INC NT	12/01/34	5.9500%	300
SUNCOR ENERGY INC NT	06/01/18	6.1000%	946
SYSCO CORP NT	09/21/35	5.3750%	326
SYSTEMS 2001 ASSET TRUST	09/15/13	6.6640%	199
SYSTEMS 2001-A T CL B 144A	12/15/11	7.1560%	3,205
TALISMAN ENERGY INC SR NT	02/01/37	5.8500%	507
TARGET CORP NT	01/15/13	5.1250%	3,335
TCI COMMUNICATIONS INC DEB	02/15/26	7.8750%	2,071
TEACHERS INSUR & ANNUITY	12/16/39	6.8500%	957
TELECOM ITALIA CAP GTD SR NT B	11/15/13	5.2500%	10,163
TELEFONICA EMISIONES S A U	06/20/11	5.9840%	4,242
TELEFONICA EMISIONES S A U SR	06/20/16	6.4210%	6,492
TELEFONICA SA	07/15/19	5.8770%	3,509
TELEFONOS DE MEXICO SAB 144A	11/15/19	5.5000%	4,090
TEVA PHARMACEUTICAL FIN CO LLC	02/01/36	6.1500%	2,380
TEVA PHARMACEUTICAL FIN LLC	02/01/16	5.5500%	3,868
THOMSON REUTERS CORP GTD NT	07/15/13	5.9500%	4,218
TIME WARNER CABLE INC	05/01/17	5.8500%	4,985
TIME WARNER CABLE INC	02/01/20	5.0000%	1,446
TIME WARNER CABLE INC NT	04/01/19	8.2500%	3,710
TIME WARNER CABLE INC NT	05/01/37	6.5500%	1,811
TIME WARNER CABLE INC NT	07/01/13	6.2000%	3,442
TIME WARNER CABLE INC NT	02/14/14	8.2500%	4,814
TIME WARNER COS INC	02/01/24	7.5700%	4,456
TIME WARNER ENTMT CO LP	07/15/33	8.3750%	836
TIME WARNER INC BNDS	05/15/29	6.6250%	401
TRANSCANADA PIPELINES LTD SR	10/15/37	6.2000%	754
TRANSCANADA PIPELINES LTD SR	01/15/39	7.6250%	772
TRANSOCEAN INC SR NT	03/15/13	5.2500%	3,269
TRAVELERS COS INC SR NT	06/15/37	6.2500%	4,507
TURNER BROADCASTING SYSTEMS	07/01/13	8.3750%	894
TXU ELEC DELIVERY 04-1 BD A3	05/15/18	5.2900%	4,372
TXU ELEC DELIVERY TRANSITION	11/17/14	4.8100%	4,911
TYCO INTL FINANCE	10/15/14	4.1250%	2,071
TYCO INTL FINANCE SA NT	01/15/19	8.5000%	2,503
TYCO INTL GROUP SA SR NT	10/15/11	6.3750%	1,690
UBS AG STAMFORD # SR 00047	07/15/16	5.8750%	2,844
UBS AG STAMFORD BRH MEDIUM	12/20/17	5.8750%	7,750
UBS AG STAMFORD BRH MEDIUM	04/25/18	5.7500%	2,065
UFJ FIN ARUBA A E C GTD NT	07/15/13	6.7500%	2,748
UNION ELEC CO SR SECD NT	04/01/18	6.0000%	929
UNION PAC CORP NT	01/15/11	6.6500%	1,916
UNION PAC RES GROUP INC DEB	05/15/28	7.1500%	2,422
UNION PACIFIC CORP BDS	02/01/29	6.6250%	1,936
UNITED PARCEL SVC INC SR NT	01/15/38	6.2000%	3,112
UNITED TECHNOLOGIES CORP NT	12/15/17	5.3750%	399
UNITED TECHNOLOGIES CORP NT	06/01/36	6.0500%	1,303
UNITED TECHNOLOGIES CORP NT	05/01/35	5.4000%	395
UNITED TECHNOLOGIES CORP NT	05/15/12	6.1000%	1,522
UNITEDHEALTH GROUP INC NT	03/15/11	5.2500%	1,578
UNITEDHEALTH GROUP INC NT	03/15/36	5.8000%	646
UNITEDHEALTH GROUP INC NT	06/15/37	6.5000%	1,087
UNITEDHEALTH GROUP INC SR NT	03/15/15	4.8750%	522
US BANCORP	05/15/12	1.8000%	2,522
US BK NATL ASSN MTN #SB 00001	08/01/11	6.3750%	2,056
US CENTRAL FEDERAL CRED	10/19/12	1.9000%	4,521
USA WASTE SERVICES INC SR NTS	07/15/28	7.0000%	1,480
USAA AUTO OWNER 07 2 CL A-4	06/15/13	5.0700%	2,618
USAA AUTO OWNER 08 1 CL A-3	04/16/12	4.1600%	669
USAA AUTO OWNER 09-1 A-4	09/15/14	4.7700%	2,662
USAOT 2009-2 A4	07/15/15	2.5300%	997
VALE OVERSEAS LTD GTD NT	11/21/36	6.8750%	1,917
VALE OVERSEAS LIMITED	09/15/19	5.6250%	2,274
VALERO ENERGY CORP NT	06/15/17	6.1250%	1,303
VALERO ENERGY CORP NT	06/15/37	6.6250%	1,063
VANDERBILT MTG & FIN 02B CL A4	02/07/26	5.8400%	1,774
VANDERBILT MTG & FIN 03A CL A4	05/07/26	6.2100%	1,660
VANDERBILT MTG & FIN INC 01-C	01/07/27	5.9600%	1,455
VANDERBILT MTG 01-A CL A-4	06/07/28	7.2350%	1,306
VANDERBILT MTG 02-C A4	08/07/24	6.5700%	1,985
VERIZON COMMUNICATIONS INC NT	02/15/16	5.5500%	3,307
VERIZON COMMUNICATIONS INC NT	04/15/18	6.1000%	5,084
VERIZON COMMUNICATIONS INC NT	03/01/39	8.9500%	6,251
VERIZON GLOBAL FDG CORP NT	09/15/35	5.8500%	633
VERIZON MD INC DEB SER B	06/15/33	5.1250%	6,244
VERIZON NEW ENG INC DEB	09/15/11	6.5000%	1,320
VIACOM INC NEW SR NT	10/05/37	6.7500%	937
VIRGINIA ELE & PWR CO SR NT	01/15/36	6.0000%	1,494
VIRGINIA ELEC & PWR CO A	01/15/16	5.4000%	4,660
VIRGINIA ELEC & PWR CO SR DEB	11/15/38	8.8750%	272
VIRGINIA ELEC & PWR CO SR NT	03/01/13	4.7500%	2,023
VIVENDI NT 144A	04/04/13	5.7500%	1,281
VODAFONE GROUP INC NEW NT	03/15/16	5.7500%	4,110
VODAFONE GROUP PLC NEW NT	12/16/13	5.0000%	2,208
VWALT 2009-A A3	04/16/12	3.4100%	3,081
WACHOVIA AUTO LN 07-1 CL C 5	10/22/12	5.4500%	1,661
WACHOVIA BK NATL ASSN MEDIUM	11/15/17	6.0000%	2,567
WACHOVIA BK NATL ASSN MTN	01/15/38	6.6000%	2,208
WACHOVIA CORP GLOBAL MEDIUM	05/01/13	5.5000%	1,960
WAL MART STORES INC NT	09/01/35	5.2500%	4,742
WALMART STORES INC GLOBAL NT	02/15/11	4.1250%	1,798
WAL-MART STORES INC NT	04/15/38	6.2000%	3,978
WASTE MGMT INC DEL SR NT	03/11/19	7.3750%	2,008
WASTE MGMT INC DEL SR NT	11/15/12	6.3750%	1,138
WELLPOINT INC NT	12/15/34	5.9500%	754
WELLPOINT INC NT	12/15/14	5.0000%	3,477
WELLPOINT INC NT	01/15/11	5.0000%	1,057
WELLS FARGO & CO NEW SR NT	10/23/12	5.2500%	1,549
WELLS FARGO & CO NEW SR NT	01/12/11	4.8750%	90
WELLS FARGO & CO NEW SR NT	01/31/13	4.3750%	3,707
WELLS FARGO & CO FDIC GTD TLGP	12/09/11	3.0000%	3,314
WELLS FARGO HOME EQ 04 2 AI-5	11/25/28	VAR RT	2,162
WILLIAMS COS INC DEB SER A	01/15/31	7.5000%	1,715
WOART 2006-BA B	03/17/14	5.2600%	3,092
WYETH NT	04/01/17	5.4500%	2,178
WYETH NT	02/15/16	5.5000%	10,929
WYETH SR NT	02/01/24	6.4500%	1,400
XCEL ENERGY INC SR NT	07/01/36	6.5000%	1,554
XEROX CORPORATION	05/15/14	8.2500%	1,631
XEROX CORPORATION	12/15/39	6.7500%	1,135
XTO ENERGY INC SR NT	04/15/13	6.2500%	1,558
XTO ENERGY INC SR NT	08/01/17	6.2500%	2,223
XTO ENERGY INC SR NT	12/15/18	6.5000%	2,991
XTO ENERGY INC SR NT	06/15/38	6.3750%	683
ZIMMER HOLDINGS INC	11/30/19	4.6250%	1,581
ZIMMER HOLDINGS INC	11/30/39	5.7500%	317
Total Corporate Debt Instruments			$ 1,843,001

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2009
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

Other Investments:
BRAZIL FEDERATIVE REP	01/17/17	6.0000%	$ 5,487
BRAZIL FEDERATIVE REP BD	01/20/34	8.2500%	204
CANADA GOVERNMENT	09/10/14	2.3750%	7,867
FINANCEMENT QUEBEC	10/25/12	5.0000%	1,486
ILLINOIS ST	06/01/33	5.1000%	2,391
KOREA DEV BK NT	09/16/10	4.6250%	1,078
LOS ANGELES CALIF UNI SCH DIST	07/01/34	5.7500%	1,951
NEW BRUNSWICK PROV CDA BD	02/21/17	5.2000%	4,112
NORTH TEXAS TWY AUTH REV	01/01/49	6.7180%	1,564
NOVA SCOTIA PROV CDA BD	01/26/17	5.1250%	3,911
ONTARIO PROVINCE OF	06/16/14	4.1000%	4,582
PORT AUTH NY & NJ	12/01/19	5.3090%	2,108
PROV OF QUEBEC	05/26/15	4.6000%	2,897
QUEBEC PROV CDA GLOBAL NT	11/14/16	5.1250%	2,147
REPUBLIC OF POLAND	07/15/19	6.3750%	1,931
REPUBLIC OF SOUTH AFRICA	05/27/19	6.8750%	973
TRUSTEES OF PRINCETON UNIV	03/01/19	4.9500%	1,576
UNITED MEXICAN MTN #TR00019	01/15/17	5.6250%	4,769
UNITED MEXICAN STS #TR 00013	04/08/33	7.5000%	821
UNITED MEXICAN STS MTN TR00021	03/19/19	5.9500%	902
UNITED MEXICAN STS MTN #00022	02/17/14	5.8750%	3,273
UNIVERSITY TEX UNIV REVS	08/15/41	6.2760%	373
WISCONSIN ST GEN REV TXB-SER A	05/01/13	4.8000%	513
WISCONSIN ST GEN REV TXB-SER A	05/01/18	5.2000%	329
WISCONSIN ST GEN REV TXB-SER A	05/01/26	5.7000%	778
Total Other Investments			$ 58,023

**Common/Collective Trust:
TBC INC. POOLED EMP DAILY	12/31/49	VAR RT	$ 325,561

Liabilities for pending settlements			$ (27,227)

Total Investment Contract			$ 4,022,311

Total Fixed Income Fund			$ 4,620,993

**Parties-in-interest

	Principal
	Amount or	Current
Description	Shares/Units	Value
**T. Rowe Price Retirement Funds Inc 2005 Trust Fund - Common Collective Trust	3,690	$ 37,306

**T. Rowe Price Retirement Funds Inc 2010 Trust Fund - Common Collective Trust	10,699	106,139

**T. Rowe Price Retirement Funds Inc 2015 Trust Fund - Common Collective Trust	13,579	132,260

**T. Rowe Price Retirement Funds Inc 2020 Trust Fund - Common Collective Trust	27,072	259,346

**T. Rowe Price Retirement Funds Inc 2025 Trust Fund - Common Collective Trust	15,780	148,652

**T. Rowe Price Retirement Funds Inc 2030 Trust Fund - Common Collective Trust	16,373	152,271

**T. Rowe Price Retirement Funds Inc 2035 Trust Fund - Common Collective Trust	4,231	39,050

**T. Rowe Price Retirement Funds Inc 2040 Trust Fund - Common Collective Trust	15,632	144,440

**T. Rowe Price Retirement Funds Inc 2045 Trust Fund - Common Collective Trust	2,884	26,645

**T. Rowe Price Retirement Funds Inc 2050 Trust Fund - Common Collective Trust	323	2,992

**T. Rowe Price Retirement Funds Inc 2055 Trust Fund - Common Collective Trust	710	6,549

**T. Rowe Price Retirement Funds Inc Income Trust Fund - Common Collective Trust	6,337	65,204

Total T. Rowe Price Trust Funds		$ 1,120,854

**Parties-in-interest

	Principal
	Amount or	Current
Description	Shares/Units	Value
TRADELINK BROKERAGE LINK ACCOUNT
Participant - Directed Brokerage Account		$ 249,796

ADMINISTRATIVE FUND
TBC Inc Pooled Emp Daily - Common Collective Trust		3,342

KODAK STOCK FUND
**Eastman Kodak Company - Common Stock	5,082	22,056
**TBC Inc Pooled Emp Daily - Common Collective Trust		603

OTHER EQUITIES	1	23

Total Other Investments		$ 26,024

BARCLAYS GLOBAL INVESTORS US DEBT INDEX FUND - Common Collective Trust	1,974	45,917

BARCLAYS GLOBAL INVESTORS EAFE EQUITY INDEX FUND - Common Collective Trust	5,138	132,151

BARCLAYS GLOBAL INVESTORS RUSSELL 2000 INDEX FUND - Common Collective Trust	7,268	122,677

BARCLAYS GLOBAL INVESTORS EQUITY INDEX FUND - Common Collective Trust	16,074	284,514

Total Barclays Funds		$ 585,259

Total Plan Investments		$ 6,602,926

**Participant Loans		$ 26,060

**Parties-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Eastman Kodak Employees' Savings and Investment Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                         Eastman Kodak Employees'
                                                                                         Savings and Investment Plan

                                                                                         By:  /s/ Frank S. Sklarsky

                                                                                         Frank S. Sklarsky
                                                                                         Chair, Savings and Investment Plan Committee
Date:  June 21, 2010